UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

GREATER ATLANTIC CAPITAL TRUST I
(Name of Subject Company (Issuer))

GREATER ATLANTIC FINANCIAL CORP.
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(Title of Class of Securities)
39160Q205
(CUSIP Number of Class of Securities)

Mr. Carroll E. Amos	Copy to:
President and Chief Executive Officer Greater Atlantic Financial Corp. 10700 Parkridge Boulevard, Suite P-50 Reston, Virginia 20191 (703) 391-1300	Robert B. Pomerenk, Esq. 5335 Wisconsin Ave, NW Suite 780 Washington, D.C. 20015 (202) 274-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

September 15, 2009
(Date Tender Offer First Published Sent or Given to Securityholders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
6.50% Cumulative Convertible Trust Preferred Securities $681,608 (1)	$38.03

(1)
Estimated for the purposes of calculating the filing fee only. This amount is based on the purchase of 649,150 shares of 6.50% Cumulative Convertible Trust Preferred Securities at the tender offer price of $1.05 per share.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38.03
Form or Registration No.:	Schedule TO-I
Filing Party:	Greater Atlantic Financial Corp.
Date Filed:	August 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on August 7, 2009, and amended on August 21, 2009, September 4, 2009 and September 15, 2009, by Greater Atlantic Financial Corp., a Delaware corporation (“Greater Atlantic” or the “Company”), and relates to the offering by the Company to pay $1.05 per share for the 6.50% Cumulative Convertible Trust Preferred Securities (the “Securities”) of Greater Atlantic Capital Trust I.  For additional information, refer to the Offer to Purchase and the related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii).  As a result of certain provisions of the federal securities laws, MidAtlantic Bancorp, Inc. (“MidAtlantic”), a Virginia corporation, and GAF Merger Corp. (“Merger Sub”), a Virginia corporation, are deemed to be co-bidders in the tender offer.  MidAtlantic and Merger Sub have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, as amended, relating to the tender offer.  This Amendment No. 4 is filed to provide certain additional information regarding the tender offer, supplementing that which was incorporated by reference in the Company’s Schedule TO, as amended.

This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 4. Terms of the Transaction

(a)	The information in the Offer to Purchase under the heading “The Tender Offer—Conditions of the Tender Offer” is revised by adding at the end of the first paragraph under that caption the following:

“On October 5, 2009, Greater Atlantic commenced a consent solicitation to obtain the consent of the holders of the Securities to a supplemental indenture to the Indenture, dated as of March 20, 2002, by and between Greater Atlantic and Wilmington Trust Company, as Indenture Trustee, governing the junior subordinated debentures related to the Securities.  The terms of the supplemental indenture would permit Greater Atlantic to purchase the Securities in the tender offer despite the fact that Greater Atlantic exercised its right under the Indenture to defer interest payments on the debentures.”

(b)
The information in the Offer to Purchase under the heading “The Tender Offer—Certain Information About the Offerors—Incorporation by Reference” is revised by amending and restating the third bullet point under that caption to read as follows:

•
“Greater Atlantic’s current Reports on Form 8-K dated February 10, 2009 (filed February 17, 2009), May 22, 2009 (filed May 27, 2009), June 15, 2009 (filed June 17, 2009), August 26, 2009 (filed August 28, 2009), August 26, 2009 (filed September 2, 2009), September 22, 2009 (filed September 25, 2009 and September 29, 2009 (filed October 5, 2009).”

Item 11. Additional Information

(a)
 The information in the Offer to Purchase under the heading “The Tender Offer—Certain Legal Matters; Regulatory Approvals” is revised by adding at the end of the paragraph under that caption the following:

“The Greater Atlantic board of directors has carefully considered the demand made by the complainant in the stockholder derivative action and has received the advice of independent legal counsel with respect to the demand.  After reviewing the demand with legal counsel, as well as the allegations contained in the complaint as if those allegations had been included as part of the demand, the board of directors has determined that the allegations of the demand lack merit and that any action in furtherance of the demand would not be in Greater Atlantic’s interest.  Accordingly, on September 22, 2009, the board of directors unanimously resolved to refuse the demand.  Further, on September 25, 2009, Greater Atlantic filed in the Delaware Court of Chancery a motion to dismiss the complaint. For additional information, reference is made to Greater Atlantic’s Form 8-K filed on September 25, 2009, which is incorporated herein by reference.”

(b)
The information in the Offer to Purchase under the heading “The Tender Offer—Certain Information About the Offerors—Incorporation by Reference” is revised by amending and restating the third bullet point under that caption to read as follows:

•
“Greater Atlantic’s current Reports on Form 8-K dated February 10, 2009 (filed February 17, 2009), May 22, 2009 (filed May 27, 2009), June 15, 2009 (filed June 17, 2009), August 26, 2009 (filed August 28, 2009), August 26, 2009 (filed September 2, 2009), September 22, 2009 (filed September 25, 2009 and September 29, 2009 (filed October 5, 2009).”

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.***

(a)(1)(ii)	Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).***

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities.***

(a)(1)(iv)	Form of Letter from Information Agent to Brokers.***

(a)(1)(v)	Form Letter from Brokers to Clients.

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(a)(1)(viii)	Results of Tender Offer.*

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Form of Indenture for Convertible Junior Subordinated Debentures (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(2)	Form of Convertible Junior Subordinated Debenture (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(3)	Certificate of Trust of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(4)	Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(5)	Form of Amended and Restated Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(6)	Form of Convertible Preferred Securities Certificate of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(7)	Form of Convertible Preferred Securities Guarantee Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(8)	Form of Agreement as to Expenses and Liabilities of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(9)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(d)(10)	Employment Agreement with Carroll E. Amos (incorporated herein by reference to the Company’s Form SB filed with the Securities and Exchange Commission on April 13, 1999)

(d)(11)	Greater Atlantic Financial Corp. 1997 Stock Option and Warrant Plan, as amended (incorporated by reference to the Company’s Form SB-2 filed with the SEC on April 13, 1999).

(d)(12)	Form of Voting Agreement**

(d)(13)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).

(d)(14)
Consent Solicitation Statement for Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	To be Filed supplementally.

**	Previously filed with Schedule TO-I on August 7, 2009.

***	Previously filed with the Schedule TO-I on September 15, 2009.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREATER ATLANTIC FINANCIAL CORP.

By:	/s/ Carroll E. Amos
	Name:	Carroll E. Amos
	Title:	President and Chief Executive Officer

Date: October 5, 2009

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.***

(a)(1)(ii)	Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).***

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities.***

(a)(1)(iv)	Form of Letter from Information Agent to Brokers.***

(a)(1)(v)	Form Letter from Brokers to Clients.

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(a)(1)(viii)	Results of Tender Offer.*

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Form of Indenture for Convertible Junior Subordinated Debentures (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(2)	Form of Convertible Junior Subordinated Debenture (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(3)	Certificate of Trust of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(4)	Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(5)	Form of Amended and Restated Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(6)	Form of Convertible Preferred Securities Certificate of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(7)	Form of Convertible Preferred Securities Guarantee Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(8)	Form of Agreement as to Expenses and Liabilities of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(9)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(d)(10)	Employment Agreement with Carroll E. Amos (incorporated herein by reference to the Company’s Form SB filed with the Securities and Exchange Commission on April 13, 1999)

(d)(11)	Greater Atlantic Financial Corp. 1997 Stock Option and Warrant Plan, as amended (incorporated by reference to the Company’s Form SB-2 filed with the SEC on April 13, 1999).

(d)(12)	Form of Voting Agreement**

(d)(13)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).

(d)(14)
Consent Solicitation Statement for Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	To be Filed supplementally.

**	Previously filed with Schedule TO-I on August 7, 2009.

***	Previously filed with the Schedule TO-I on September 15, 2009.